Ceasing Control of Credit Suisse Institutional MM Government
Portfolio Class A

As of December 31, 2007, First Boston Corp FBO - 00000070AMA0 ("Shareholder") owned 1,214,960,327.870 shares of the Fund, which represented 76.43% of the Fund. As of June 30, 2008, Shareholder owned 96,062.92 shares of the Fund. Accordingly, Shareholder has ceased to be a controlling person of the Fund.